Exhibit 3
           CO-STEEL AND GERDAU S.A. ANNOUNCE SUCCESSFUL COMPLETION OF
                                  DUE DILIGENCE

Toronto, Ontario, August 26, 2002-- Co-Steel Inc. of Whitby, Ontario, (TSX:
CEI), and Gerdau S.A. of Rio de Janeiro, Brazil (NYSE: GGB) are pleased to announce that:

o Each party has satisfactorily completed physical due diligence of the other's assets to confirm the accuracy of the other party's representations and warranties;
o September 23, 2002 has been set as the date for the special meeting of Co-Steel shareholders to be held to consider the transaction. At the meeting, Co-Steel Shareholders will also be asked to approve the change of the name of Co-Steel to Gerdau AmeriSteel Corporation;
o The management information circular relating to the transaction has been mailed to shareholders and is available on Co-Steel's website at www.costeel.com or on the Canadian securities regulatory authorities' system for electronic filings at www.sedar.com and
o The United States Federal Trade Commission has granted early termination of the Hart-Scott-Rodino Act waiting period and therefore the business combination is permitted to proceed thereunder. Canadian regulatory approvals are still pending.

The parties have also decided that Gerdau AmeriSteel's board of directors will be composed of a majority of outside, independent directors. Eight current Co-Steel directors, including seven independent directors, will remain on the board with Gerdau S.A. appointing five new members. Jorge Gerdau Johannpeter, Chairman of Gerdau S.A., will be the Chairman of the board of directors of Gerdau AmeriSteel. Terry Newman, President and CEO of Co-Steel, will serve as Vice Chairman of the board of directors. The remaining board members will be from Co-Steel: Kenneth Harrigan, Joseph Heffernan, Michael Koemer, Robert Korthals, J. Spencer Lanthier, Lionel Schipper and Michael Sopko; and from
Gerdau: Phillip Casey (who will also be the President and CEO), Frederico Gerdau Johannpeter, Andre Bier Johannpeter and Gany Leach. As well, the audit and compensation committees will be composed exclusively of outside, independent directors. The new Board is committed to taking all necessary steps to ensure compliance with current and evolving North American corporate governance standards.

Jorge Gerdau Johannpeter, Chairman of Gerdau S.A., commented: "The professional credentials and business reputations of the Gerdau AmeriSteel board of directors will assure the independent governance and sound leadership of the new enterprise. Gerdau AmeriSteel will be fortunate to have the exceptional depth of international experience and proven standard of business conduct of these directors. The composition of this distinguished board will provide invaluable guidance towards the future growth and success of Gerdau AmeriSteel."

As a result of the transaction, Co-Steel shareholders will benefit from economies of scale, product and geographic diversification, downstream integration, cost savings from transaction synergies and strong sponsorship from Gerdau S.A. In addition, shareholders will benefit from the combined entity's strengthened balance sheet and improved financial outlook. EBITDA (adjusted for non-recurring items) for Gerdau AmeriSteel for 2002 on a pro forma basis is expected to be in the range of $310 million to $330 million and for 2003, EBITDA (excluding synergies) is expected to be in the range of $415 million to $455 million. ("EBITDA" means earnings before interest, income taxes, depreciation measures used by other companies). Net earnings for Gerdau AmeriSteel for 2002 on a pro forma basis are expected to be in the range of $45 million to $60 million ($0.23 to $0.30 per share), and for 2003, net earnings after taking into account anticipated synergies of $35 million are expected to be in the range of $158 million to $186 million ($0.80 to $0.94 per share). Based on analyst estimates of earnings per share for Co-Steel of $0.10 per share for 2002 and $0.70 per share for 2003, the transaction is expected to be accretive to Co-Steel's earnings on a pro forma basis for 2002 and for 2003, by $0.13 to $0.20 per share in 2002 and by $0.10 to $0.24 per share in 2003. All figures are in Canadian dollars.

Terry Newman, President and CEO of Co-Steel stated: `We are gratified by the degree of cooperation among the prospective partners and the common focus on the resolution of the complexities of this important transaction. The initial timetable represented an aggressive target but the progress on administrative tasks, regulatory approvals and physical due diligence has remained on schedule. Based on the physical due diligence inspections of assets, both parties have reaffirmed the potential economic value of this strategic alliance and are committed to expediting a successful conclusion of the transaction."

The transaction is subject to closing conditions typical of a transaction of this nature, including shareholder, lender and Canadian regulatory approvals. The transaction is scheduled to close in early October 2002.

The transaction will combine complementary operating portfolios resulting in an enhanced product mix and a sound growth platform for the North American steel industry. Through a combined network of 11 mills with annual manufacturing capacity in excess of 6.8 million tons of finished steel products, Gerdau AmeriSteel will be able to strategically service long product customers throughout eastern North America, resulting in improved operating efficiencies. Gerdau AmeriSteel's minimills will be integrated with 29 downstream fabricating and specialty product businesses, increasing profit margins and reducing the volatility of earnings.

The expectations expressed in this press release are intended to provide guidance about the financial outlook for Gerdau AmeriSteel but are based on assumptions that could prove to be wrong and, accordingly, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, risks relating to completing the transaction, and general economic and market factors, including demand for and price of steel products, availability and costs of electricity, natural gas and raw materials, government regulations and trade policies affecting steel imports or exports in Canada aid the United States, and other factors discussed in the management information circular sent to shareholders and filed with securities regulatory authorities in connection with this transaction. Gerdau AmeriSteel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell or the solicitation of an offer to buy shares of Co-Steel or Gerdau S.A.


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For more information please contact:
Terry Newman                                Philip E. Casey
President & CEO                             President & CEO
Co-Steel                                    AmeriSteel
(905) 665-3707                              (813) 207-2225

Lorie Waisberg                              Tom Landa
Executive Vice President, Finance and       Chief Financial Officer
Administration                              AmeriSteel
Co-Steel                                    (813) 207-2300
(905) 665-3708

                                            Osvaldo Schirmer
                                            Executive Vice President & Chief
                                            Financial Officer
                                            Gerdau S.A.
                                            55-51-3323-2108